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                                                                   EXHIBIT 99.05

Third paragraph under the caption "Legal Proceedings" beginning on page 21 of the Quarterly Report on Form 10-Q of SSBH for the quarterly period ended June 30, 1999 (File No. 1-4346).


For information concerning a suit by the City of New Orleans and a purported class action in Florida against numerous broker-dealers including Salomon Smith Barney, see the descriptions that appear in the fifth and sixth paragraphs under the caption "Legal Proceedings" beginning on page 12 of the Annual Report on Form 10-K of SSBH for the year ending December 31, 1998 (File No.1-4346), which description is included as Exhibit 99.03 to this Form 10-Q and incorporated by reference herein. In connection with these matters, the IRS and SEC have been conducting an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions.